FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

1H 2007 results July 25, 2007 Dow Jones Sustainability Indexes Member 2007/2007

Highlights 1H 2007 results Solid earnings despite demanding environment - Spain and Portugal: moderate demand and lower pool prices offset by Supply, Distribution and Gas - Europe: volume recovery and development of renewable capacity - Latin America: strong growth in Distribution offsets low hydro production and gas restrictions Growth in line with 2007 targets

CONSOLIDATED RESULTS

Positive earnings despite demanding environment

€M	1H 2006	1H 2007	Change	Like-for-like change(1)
Revenues	9,946	10,054	**+1%**	**+3%**
Gross margin	5,299	5,532	**+4%**	**+9%**
EBITDA	3,762	3,831	**+2%**	**+8%**
EBIT	2,871	2,777	**-3%**	**+5%**
Net financial expenses	-480	-494	**+3%**	**-3%**
Net income	1,756	1,255	**-29%**	**+12%**

	31/12/06	30/06/07	Change
Leverage	1.24x	1.24x	-

(1) Stripping out the following exceptionals:

- *Recognition on 1H06 of revenues for non-mainland generation deficit in 2001-2005, with a €227M impact on EBITDA, €31M on net financial expense and €197M on net income.*
- *€118M generated by the restatementn 1H06 of the tax base of Endesa Italia's fixed assets in accordance with Italian law.*
- *The tax credit of the Elesur-Chilectra merger, with a €101M impact on 1H06 net income*
- *Earnings from assets disposals with a €225M impact on 1H06 net income and €7M on 1H07.*

2

Consolidated Results Solid results thanks to diversified portfolio EBITDA: EUR3,831M Spain and Portugal Latin America Rest of Europe 52% 16% 32% EBIT: EUR2,777M Net income: EUR1,255M Spain and Portugal 70% Rest of Europe 16% 34% Rest of Europe 16% Spain and Portugal 50% 14% Latin America Latin America

Consolidated Results Efficiency Improvement Plan: ahead of schedule CONSOLIDATED RESULTS EBITDA improvement due to Efficiency Plan 171 96 204 695 139 385 2005 2006 2007 2008-2009 Total 2009 EURM 1H07 incremental growth: Europe: EUR19M Latin America: EUR6M Spain and Portugal: EUR71M 69% of 2009 target already achieved

Consolidated results Growth in line with targets EURM EBITDA 7,139 EURM EBITDA +8% 3,535 2,824 1H 7,440 227 227 (1) Recognition of revenues for non-mainland generation deficit for 2001-2005: EUR227M in 1H06 and for FY06. 3,831 (1) (1) 6,020 2005 2006 2007 target

Consolidated Results Positive cash flow generation EURM 1.475 123 EURM Spain and Portugal After-tax operating cash flow (1) Total net investment (2) Rest of Europe Latam Group Cash flow before dividends 2,202 1,640 562 (1) Equivalent to“Net cash flows from operating activities”; (2) Equivalent to “Net cash flows used in investing activities" (includes financial investments and capex) 479 382 248 1.135

Consolidated Results EUR1,736M paid out in dividends against 2006 earnings EUR/sh Ordinary activities + 100% capital gains Total dividend 0.37 1.64 +12% 1.27 1.1334 Interim: EUR0.50/sh (Jan 07) + Final: EUR1.14/sh (Jul 07) Dividend 2006 Disposals 2006 Ordinary activities 2006 Ordinary activities 2005 Progress in the Strategic Plan: over EUR9,900M in five years EUR4,425M(1) paid out in the first two years: 45% of 5Y target (1) Includes EUR148M attendance premium paid to shareholders who signed up to attend the Extraordinary Shareholders' Meeting scheduled for March 20, 2007 which in the end did not take place

Consolidated Results Stable debt level EURM +2% By Company 56 12,548 14,351 12,719 1,674 1,719 56 1,024 66 5,618 5,207 5,874 1,640 2,202 By Company Latam Rest of Europe Spain, Portugal and other Enersis E. Italia Spain, Portugal and other EURM 19,840 20,312 20,312 17,429(1) Net debt excluding regulatory receivables pending collection at 30/06/07 Net debt at 31/12/06 Net debt at 30/06/07 by business After-tax operating cash flow Investments + disposals Dividends Exchange rate Others Net debt at 30/06/07 by company Net debt excluding regulatory items: EUR17,429M (1) The breakdown of regulatory receivables is provided in the Appendix (page 40)

1H 2007 results Spain and Portugal Dow Jones Sustainability Indexes Member 2006/2007

Spain and Portugal Earnings growth EURM 1H 2007 Change 2,001 1,372 -190 4,832 3,039 Net income 873 2,030 1,503 -192 4,826 2,953 961 1H 2006 Like-for-like change(1) +11% +8% +20% -1% -9% -1% 0% +3% -9% +5% +11% -15% Revenues Gross margin EBITDA EBIT Net financial expenses (1) Stripping out: (a) non-recurring effect of the non-mainland deficit in 1H06: EUR227M at the EBITDA level, EUR31M on net financial expenses and EUR197M impact on net income; and (b) earnings from assets disposals with a EUR40M impact on 1H06 net income and EUR6M on 1H07.

Spain and Portugal Significant EBITDA growth Highlights Moderate growth in demand and lower pool prices Leadership and margin enhancement in deregulated business Lower CO2 emissions and cost Significant improvement in earnings in Distribution and Gas activities Progress on the regulatory front Generation + Supply Distribution 1H07 2,030 2,001 +11% EBITDA 553 1,243 1,250 1H06 EURM 758 Non-mainland deficit 227 +37% -0.6%

Spain and Portugal Leadership and revenue enhancement in deregulated business SPAIN AND PORTUGAL Sales in deregulated market acted as a hedge against the fall in pool prices Renewal and execution of new contracts in 1H07 at a price equivalent to EUR56/MWh (EUR16MWh higher than wholesale market) Generation Sales GWh (1) Includes -EUR121M in 1H06 and -EUR9M in 1H07 following application of Article 2 of RDL 3/2006 Average revenue from mainland generation(1) and pool price Wholesale market 17% 52% 48% 83% Rest of the sector ENDESA Deregulated market 52.6 43.9 39.6 66.0 EUR/MWh Pool price: -40% Dereg. revenues: +20% 1H06 1H07 49.9 49.0 Average Revenue: -1.8%

Spain and Portugal Competitive mainland fuel costs thanks to a balanced generation portfolio (1) Estimates (2) Conventional thermal facilities excluding fuel-oil Mainland fuel cost in Ordinary Regime Load factor of thermal plants(2) vs. rest of the sector Even in a scenario with higher rainfall, ENDESA still boasts the most competitive and efficient generation portfolio in the sector EUR/MWh 21.3 15.9 Endesa Rest of the sector (1) 69.7% 49.3% Rest of the sector Endesa

SPAIN AND PORTUGAL

Lower CO_2 emissions and costs

Mainland emissions deficit x **Average CO_2 Price** = **Economic impact** (1)

Mtn CO_2 | €/tn CO_2 | €M


Deficit
1H06
3.5
18.2
16.05
-1%
1H07
4.5
18.1
0.12
Deficit
1H06
56
12
68
-81%
1
1H07
12
13
Portfolio depreciation (2)

(1) *Also, the updated value of 2006 CO_2 emissions included in the balance sheet until April due to falling prices, had a positive impact on EBITDA of €41M and a negative one of the same amount in depreciation.*

(2) *Due to adjustment in market value of rights consumed in 1H07, under IFRS, included under depreciation and amortization. An additional €19M adjustment was made to the depreciation charge to reflect the decline in the market value of the CO_2 emission rights purchased and not used. During 1H06 this figure amounted to €9M.*

14

Spain and Portgual Significant improvement in earnings in Distribution and Gas activities Gas Business Gross Margin 1H07 1H06 Total gas sales: up 25% Gas market share: 13.3% EURM Improved remuneration Quality continues to improve: interruption time decreased 34% in the last twelve months Distribution Business EBITDA 1H07 1H06 +37% EURM 106 +73% 553 758  67 116

SPAIN AND PORTUGAL

Progress on the regulatory front

Progress during 1H07

Additive tariff

- New tariff methodology for 2007
- Quarterly updates

Tariff adjustment in July 2007

- Residential rates not increased
- Large customers: +1.9%
- Mid-size customers: +5%

Transposition of EU Directive

- Distribution and supply activities unbundled
- Regulated tariff to disappear by 2009
- Supply of last resort

New Renewables R.D.

- Enhanced pricing and shorter retroactivity vis-à-vis draft
- Reasonable return on investment
- Co-combustion given boost

NAP 2008-2012

- 53.6 Mton annual average allocation to the electricity industry (-37% vs NAP 05-07)
- Equitable treatment of all technologies
- Tariff deficit recognition

Moving towards full liberalization and market price recognition

16

Spain and Portugal Progress on the wholesale market regulatory reform Wholesale market new scheme: Receives market price Forward energy sales: forward market, VPPs and bilateral contracts Tariff deficit less significant Iberian peninsula Generation: energy sales Distribution: energy purchases to serve regulated customers Full acknowledgment of the energy cost Energy purchased through regulated auctions, the forward market and in the pool Energy volumes falling Supply: energy purchases to serve deregulated customers Improvement of the commercial margin now that the tariff deficit is partially transferred to the access tariff Energy acquired via bilateral contracts, VPPs, the forward market and in the pool Energy volumes on the rise

Growth in line with targets EBITDA 3,266 2005 2006 3,835 1,545 2,001 1H EURM 2007 target 4,010 1,803 +11% +11% 227 227 (1) Recognition in 2006 of revenues from non-mainland generation deficit in 2001-2005: EUR227M in 1H06 and FY 06 (1) (1)

1H 2007 results Europe Dow Jones Sustainability Index  Member 2006/2007

Europe 1H 2007 Change +3% -2% +48% -5% +3% 607 449 -37 1,992 782 -36% 206 1H 2006 587 459 -25 2,087 759 322 +1% Like-for-like change(1) EUROPE Solid results despite unfavourable market environment Revenues Gross margin EBITDA EBIT Net financial expense EURM Net income (1) Stripping out non recurring effects in 1H06: (a) the impact of the restatement of the tax base of Endesa Italia’s fixed assets (EUR118M on net income) in accordance with Italian law; and (b) earnings from asset disposals with a EUR1M impact on net income

Europe Positive EBITDA performance EBITDA EURM Highlights Business recovery noted in 2Q07 Margins increased despite falling prices Progress on renewables capacity plan Energy management: extracting additional value from its European asset portfolio Progress made on contributions to Endesa Hellas 587 607 +3% 485 503 102 1H06 1H07 Endesa France Italy Other 108 0 -4 +4% +6%

EUROPE

Italy: business activity under recovery

Origin and destination of 1H07 Sales[1] (GWh)

% Chg vs. 1H06:
-3%


16,314
16,314
Imports
9%
Other purchases
16%
Own output
75%
71%
Supply & large customers
10%
Pool
19%
Sole acquiror
Origin
Destination

Unit margin Italy	1H06		1H07
	30.4 €/MWh	**+7%**	**32.6** €/MWh

- **Recovery of the business activity throughout 2Q07** following the drop in 1Q07 (due to temperatures and low rainfall)
- **Increase in unit margin due to:**
  - Hedged by bilateral contracts and contracts with Acquirente Unico.
  - Decline in CO_2 prices
  - Greater self-procurement of Green Certificates (62% vs 21%) from renewables and biomass
- **Progress on renewables plan**

(1) *Includes energy produced and purchased*

22

Europe  Italy: significant progress on renewables plan EUROPE Wind Capacity in Italy (MW) 2009 green certificates target (GWh) Procurement 1,482 847 Needs In Italy Endesa currently has 152 MW of wind capacity. The goal is to double this figure by 2009 In 2009 excess generation of green certificates will translate into a positive margin of approx. EUR83M (vs. losses of EUR50M in 2006) 2005 2006 2007e 2009 target + Biomass: Co-combustion in coal groups + Mini-hydro: Renovation of 13 in Terni 175% 62% 21% GC selfprocurement: 20 58 196 318 1H07: 152

Europe Endesa France: EBITDA growth despite low prices Revenues 17.0 EUR/MWh Unit margin France 18.1 EUR/MWh 1H07 1H06 EdF contract Forward and day ahead mkt Supply Poland 33% 35% 22% 10% 24% 33% 34% 9% 9,172 9,857 -7% (GWh) Decrease in volumes: lower demand (-6%) and prices Increase in unit margin: Output hedged by forward sales and EDF contract Increasing contribution from non-EDF sales Lower fixed costs: -7% Progress on the Industrial Plan - First 10 MW of wind capacity operational - Emile Huchet (800 MW) and Hornaing (400 MW) CCGTs authorized and contracted - Lucy (400 MW) CCGT authorized

Europe  Growth in line with targets EBITDA 887 2005 1,116 587 +3% 1H +3% 453 EURM 2007 Target 607 1,150

1H 2007 results Latin America Dow Jones Sustainability Indexes Member 2006/2007

Latin America Continued strong growth in operating results 1H 2007 Change EURM Revenues Gross margin EBITDA EBIT Net financial expense Net income before tax and minorities Net income +7% +5% -42% +2% +7% +8% 1,223 956 176 -267 3,230 1,711 -3% 685 (1) Stripping out the following one-off items from 1H06: (a) non-recurring EUR101M impact on net income due to the tax credit of the Elesur-Chilectra merger, and (b) net capital gains in connection with asset disposals of EUR14M (EUR34M gross) on 1H06 and of EUR1M (EUR1M gross) on 1H07 Note: 11% EBITDA growth in local currency 1H 2006 1,145 909 302 -263 3,033 1,587 707 Like-for-like change(1) -7% +2%

Challenging Generation environment offset by strong growth in Distribution Highlights Sharp growth in demand in all countries Generation affected by low rainfall and gas restrictions Significant increase in Distribution sales and margins Cash returns in line with the Strategic Plan targets Upgraded credit ratings at Enersis and Endesa Chile 1,145 1,223 +7% EBITDA 556 619 637 613 1H07 1H06 EURM -24 Distribution Other Generation and Transmission -33 +11% in local currency

Latin America  Sharp growth in demand 4,159 3,339 5,514 6,058 9,558 9,147 1,864 2,174 8,741 9,018 29,836 +0.3% Generation Output 1H07 1H06 Argentina Brazil Chile Colombia Peru 2,582 2,398 5,562 5,193 6,449 6,088 7,960 7,596 7,887 7,274 Distribution Sales 30,440 +7% 29,736 28,549 1H07 1H06 Low rainfall implied generation output could not meet the sharp growth in demand GWh GWh

Latin America Stable EBITDA in generation despite low hydro production Fall in hydro output (-8%) and greater use of liquid fuels due to gas restrictions High energy prices boost unitary margins LATIN AMERICA Generation EBITDA(1) +1% Generation unit margin 28.3 EURM (1) Includes EBITDA from Transmission. 79 75 107 118 291 258 69 95 67 73 1H07 1H06 Argentina Brazil Chile Colombia Peru 613 619 +6% in local currency +9% 1H06 1H07 26.0 28.3 USD/MWh

Latin America Strong EBITDA growth in Distribution, especially in Argentina and Brazil  Application of new tariffs in Argentina Better margins in Brazil due to lower sector surcharges LATIN AMERICA +8% 39.2 (1) 36.2 1H06 1H07 Distribution EBITDA Distribution unit margin (1) Does not include retroactive effect of increased tariffs at Edesur (Nov 05 to Jan 07). 42 47 129 133 102 98 232 276 83 51 Argentina Brazil Chile Colombia Peru +15%(1) 556 637 1H07 1H06 EURM +17% in local currency USD/MWh

Latin America Cash returns in line with the Strategic Plan LATIN AMERICA 57% of the 2005-09 Strategic Plan fulfilled: USD1,600M USD184M from Enersis dividend against 2006 earnings S&P upgraded Enersis and Endesa Chile to BBB (stable) 1H07 (USD, million) Dividends and interest Capital reductions and others Disposals Total 13 330 343 340 537 904 27 2005-06 327 207 561 27 Total

Latin America Growth in line with targets EBITDA 1,878 2005 2007 Target 2,280 1,223 +4% 1H +7% 831 EURM 2,188 1,145 2006

Conclusions Results in line with announced targets despite demanding environment Inherent value in diversification and vertical integration Active management of the businesses through an experienced and committed team CONCLUSIONS

1H 2007 results Back Up

Appendix: Endesa Installed capacity and output(1) Installed capacity Spain and Portugal 23,280 3,398 6,128 1,292 5,363 Europe Latin America Total 9,879 - 3,783 162 1,014 47,772 3,398 10,448 1,454 14,692 1,620 2,740 7,496 5,479 2,180 10,014 MW at 30/06/07 Total Hydro Nuclear Coal Renewables and CHP Gas Natural Fuel oil Output Spain and Portugal Europe Latin America Total TWh 1H07 (% chg vs. 1H06) Total Hydro Nuclear Coal Renewables and CHP Gas Natural Fuel oil 16.2 - 7.1 0.1 0.8 6.7 1.6 -13% . -20% +550% -43% +13% -40% 92.4 11.7 27.2 1.6 24.2 17.4 10.3 -1% +1% -3% +30% -6% +11% -7% APPENDIX: ENDESA (1) Data for fully-consolidated companies only. 46.4 11.7 19.0 1.5 4.7 3.6 5.8 +3% +1% +3% +25% +19% -8% +2% 29.8 - 1.1 - 18.7 7.1 2.9 +0% - +30% - -8% +22% +4% 14,613 - 537 - 8,585 3,136 2,355

APPENDIX: ENDESA

Progress on capacity plans

New capacity 07-09[1]

Spain and Portugal

CCGTs:	+3,200 MW
Non-mainland:	+850 MW
Renewables:	+840 MW
TOTAL :	**+4,890 MW**

Europe

CCGTs Italy:	+800 MW
Renewables Italy:	+260 MW
CCGTs France:	+800 MW
Renew. France:	+200 MW
TOTAL :	**+2,060 MW**

Latin America

Hydro:	+40 MW
Thermal:	+735 MW
Renewables:	+50 MW
TOTAL :	**+825 MW**

Progress on planned capacity initiatives FY07

Spain and Portugal

CCGTs:	+800 MW
Non-mainland:	+154 MW
Renewables:	+327 MW

- Repowering of As Pontes 3rd coal group under execution
- Start up of As Pontes CCGT (800 MW) in August

Europe

CCGTs Italy:	
Renewables Italy:	+138 MW
CCGTs France:	
Renew. France:	+10 MW

- 94 MW of renewable capacity commissioned in Italy. Start up of M.A Severino Farm (44 MW) on 2H07
- First wind farm in France (10 MW)
- Emile Huchet (800 MW) and Hornaing (400 MW) CCGTs authorized and contracted. Lucy (400 MW) CCGT authorized.

Latin America

Hydro:	+82 MW
Thermal:	+316 MW
Renewables:	+18 MW

- Start up of San Isidro II gas turbine plant (284 MW)
- Construction started on Quintero LNG and supply contract signed
- Bocamina II (345MW) construction contract awarded
- Guavio hydro facility repowering (+50 MW)
- Start-up of Palmucho (32MW), Termocartagena (2nd unit, 68MW) and Canela (18MW) slated for 2H07

(1) New capacity program announced in Jan-07 updated with new renewables capacity in Europe

37

Appendix: Endesa Endesa CO2 emissions in the EU APPENDIX: ENDESA Total Spain (1) Italy France Poland 26.8 6.0 17.8 1.1 0.4 31.5 6.1 22.9 0.6 0.4 4.7 0.1 3.5 -0.5 0.0 Portugal 1.5 1.5 0.0 1H07 allocation (MTon CO2) 1H07 emissions (MTon CO2) 1H07 deficit (MTon CO2) (1) Mainland and non-mainland. Non mainland deficit is remunerated

Appendix: Endesa Endesa's CDM portfolio: 100 Mton CO2 Mt Mt Technological breakdown (45 projects) APPENDIX: ENDESA 3.1 24.9 55.7 5.3 9.7 0.3 Africa Asia Funds* Latam 3.5 24.9 3.4 14.1 32.0 6.4 0.5 4.1 6.2 0.3 0.8 0.2 0.7 0.3 2.7 Biomass Methane capture Energy efficiency Wind HFC23 Hydro Landfill methane recovery Multiple* Other 0.8 0.7 6.2 6.4 32.0 14.3 4.2 25.2 7.6 2.7 MSW incineration 65.4 25.2 8.4 1.1 ERPA signed LOI signed *Each fund is accounted for as a discrete project Geographic breakdown (45 projects)

Appendix: Endesa Recognised regulatory items pending collection APPENDIX: ENDESA 1,442 2,883 214 1,227 Mainland deficit 2006 Historical nonmainland deficit Total EURM Deficit 2007

Appendix: Endesa Favourable debt structure in a context of rising interest rates Debt by interest rate structure Debt by currency Debt structure Euro 74% USD 11% Chilean Peso 5% Other 10% Fixed 51% Hedged 10% Floating 39% Debt structure: - Fixed-rate or hedged: 61% (1) - Debt in currency in which cash flow is generated Average cost of debt: 5.77% - Endesa excl. Enersis: 4.51% - Enersis: 9.34% Leverage: - Net debt/Net equity: 1.24x (1) Average life of debt: 5.3 years Liquidity at Endesa: - Endesa excl. Enersis: EUR6,500M - Enersis: EUR1,039M 20,312 EURM Main debt characteristics (1) If recognised regulatory items were collected, fixed-rate of hedged debt would represent 71% of the total debt and the leverage ratio would be 1.06x

Appendix: Endesa Debt structure aligned with needs and business risk Currency risk is mitigated by denominating debt in the same currency in which cash flow is generated High percentage of interest rate hedging reduces volatility in financial expenses 100% 74% 41% 21% 11% 5% 38% 10% Endesa excl. Enersis Enersis TOTAL Currency hedging Debt (EURM) 15,105 5,207 20,312 Euro USD Chilean peso Other 43% 75% 51% 11% 10% 46% 20% 39% 5% Endesa excl. Enersis G. Enersis TOTAL Interest rate hedging Fixed rate Hedged Floating rate APPENDIX: ENDESA 15,105 5,207 20,312 Debt (EURM)

Appendix: Endesa ENDESA debt maturities excluding Enersis Balance of debt maturities: EUR15,593M (1) EURM Bonds Promissory notes (2) Bank debt (1) This gross balance differs from the total financial debt figure as it does not include transaction expenses pending accrual or the market value of derivatives which do not involve any outlay of cash. (2) Notes issued are backed by long-term credit lines and are renewed on a regular basis. (3) Maturity hedging is subsequent to dividend payment (July 2,2007). Liquidity at June 30, 2007 covered 32 months APPENDIX: ENDESA ENDESA's liquidity excluding Enersis is EUR6,500 M (EUR284M in cash and EUR6,216M in available credit lines), sufficient to cover debt maturities falling due during the next 23 months 941 336 137 10 4,294 1,974 30 1,615 326 471 2,741 345 595 1,778 2009 2010 2,403 2012+ 2H07 2008 2011 1,404 2,319 481 1,951 7,035

Appendix: Endesa Enersis debt maturities Balance of debt maturities: EUR5,656M (1) (1)This gross balance differs from the total financial debt figure as it does not include transaction expenses pending accrual or the market value of derivatives which do not involve any outlay of cash. APPENDIX: ENDESA Enersis' liquidity stands at EUR1,039M (EUR527M in cash and EUR512M in available credit lines), sufficent to cover debt maturities falling due during the next 19 months EURM Bonds Bank debt 649 143 338 552 341 254 408 2,060 441 16 276 178 2,468 2012+ 2011 592 484 1,201 2H07 2008 717 194

Appendix: Endesa Breakdown of EBITDA growth targets by business line: 2006-09 4,630 4,320 4,010 3,835 2,470 2,360 2,280 2,188 1,400 1,280 1,150 1,116 2006 2007E 2008E 2009E EBITDA EURM 7,139 7,440 7,960 8,500 Europe Latam Spain and Portugal

Appendix: Endesa Net income target growth Ordinary income Capital gains from disposals EURM 3,075 2,620 2,830 2,969 APPENDIX: ENDESA Net income 2006 2007E 2008E 2009E 2,576 2,470 2,720 2,970

Appendix: Spain and Portugal Generation output in Spain and Portugal APPENDIX: SPAIN AND PORTUGAL 11,719 11,609 4,001 4,743 16,821 17,569 3,574 3,882 476 157 1,540 1,236 1H06 1H07 Endesa's mainland generation output Nuclear Hydro CCGT Coal Fuel +6% +1% 39,302 38,025 3% R.E Hydro and nuclear: Conventional thermal: +25% Renewables/CHP: +6% -6% Hydro and nuclear: Conventional thermal: +9% Renewables/CHP: Change for rest of sector Change at ENDESA GWh

Appendix: Spain and Portugal Competitive mainland fuel costs (1) EUR32.0/MWh in 2007 and EUR28.6 in 2006 ex-ATR. (2) Net of coal premiums. Gross cost was EUR25.2/MWh in 2007 and EUR23.6/MWh in 2006. Includes imported coal consumed by national coal plants. Breakdown of impact on fuel costs Breakdown of mainland unit fuel costs EUR/MWh 1H06 1H07 CCGT (1) 36.5 13.1% Domestic coal (2) 22.0 4.6% Imported coal 19.8 -3.9% Fuel 76.4 87.3% Total average 15.8 0.7% % chg Average conventional thermal output 19.0 143.2 15.9 26.2 25.4 3.1% 1H06 1H07 580 Increase in raw material prices Better mix and lower thermal output +40 -20 EURM 32.3 23.0 600

Appendix: Spain and Portugal Renewables and CHP technologies strongly affected by drop in pool prices (1) Accounting output (corresponding to booked sales) EBITDA (EURM) -5% 94 1H07 1H06 89 Sale price renewable/ CHP 95.8 EUR/MWh 84.7 EUR/MWh -12% Output(1) 1,236 GWh 1,540 GWh +25%

Appendix: Spain and Portugal Renewables/CHP: operating indicators MW Total CHP Wind Mini-hydro Other Net 1,459 971 196 46 246 Accounting 1,110 867 187 22 34 Gross 2,272 1,358 240 140 533 1H 2006 Net 1,592 1,139 196 46 211 Accounting 1,292 1,044 187 22 39 Gross 2,387 1,554 240 140 452 1H 2007 Installed capacity GWh Total CHP Wind Mini-hydro Other Net 1,877 976 282 79 541 Accounting 1,236 852 284 42 58 Gross 3,184 1,373 299 261 1,251 1H 2006 Output Accounting 1,540 1,099 309 67 64 Gross 3,192 1,715 342 310 824 1H 2007 Net 1,996 1,244 319 104 328

Appendix: Europe Integrated management of asset portfolio Trading EBITDA: EUR21M Additional contributions: - Endesa Italia: EUR15M - Endesa France: EUR8M 16 GWh 776 GWh 18 GWh 25 GWh 5 GWh 20 GWh 7 GWh Physical assets Virtual assets Interconnection 100 GWh 15 GWh NORD POOL DAM APX EEX Powernext GME

Appendix: Europe Renewables in Europe: wind projects APPENDIX: EUROPE Operational capacity Capacity under construction (1) (1) Only includes capacity under construction and not under development 1Q10 Total Italy Total France 1Q08 2Q08 190 54 58 64 10 MW 1Q08 2 Monte Cute expansion Piano di Corda Serra Pelata 4Q07 44 M.A. Severino Ambon 2Q08 18 Cernon 3Q08 10 Muzillac 1Q09 8 Ampliación Iardino 2Q09 26 Kergrist 24 Alcamo Expected start-up Gross capacity Start-up 3Q05 3Q06 1Q04 1Q07 1Q07 Gross capacity 152 14 24 42 20 10 10 20 MW Total Italy Iardano Vizzini Monte Cute Total France Lehaucourt Poggi Alti Trapani 2Q07 Fiorinas 1Q07 32

Appendix: Europe Endesa Hellas: strategic alliance with Mytilineos Group Assets (MW): Date of operation: Leveraging know-how and track record in Italy and France EUR485M + Success premium + Price adjustment Total EUR600M  IRR 10% 49.99% Also, CCGT and coal option Renewables CCGT CHP 400 150 412 511 54 June 2007 June 09 In operation 2010 2012 Greece is one of the most attractive markets in Europe: scarce capacity, high prices and entry barriers Endesa Hellas' 2009 EBITDA target: EUR80M 50.01%

APPENDIX: LATIN AMERICA

Highlights by country

	1H07 EBITDA (€M)	Highlights
Argentina	Gen: €73M (+9%) Dist: €83M (+63%)	▪ Sharp sales growth (+8%) ▪ Application of new distribution tariffs (+38% in dist. cum. value/VAD); recognition retroactive to Nov 2005 ▪ Supply outages and lower output due to lower rainfall ▪ Acquisition of 5.5% of Costanera and 17.2% (d+i) of Chocón
Brazil	Gen: €95M (+38%) Dist: €276M (+19%)	▪ Better margins in Distribution in Brazil due to lower sector surcharges ▪ Tariff revisions at Coelce (provisional VAD down 7%) ▪ Annual tariff revision at Ampla (VAD +10%) ▪ Lower output due to gas shortage at Fortaleza thermal plant ▪ Cien: progress on the negotiations on a new retribution model. Export agreement with CAMMESA ▪ Strong appreciation of the Brazilian real (+11% vs. USD)
Peru	Gen: €75M (-5%) Dist: €47M (+12%)	▪ Sharp jump in demand (+7%) at Edelnor ▪ Strong increase in output (25%) due to higher rainfall and commissioning of Ventanilla CCGT ▪ Saturation at interconnection between northern and central systems affecting generation contracts ▪ 2.4% increase in "barra" prices (energy price)

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APPENDIX: LATIN AMERICA

Highlights by country

	1H07 EBITDA (€M)	Highlights
Colombia	Gen: **€118M** (+10%) Dist: **€133M** (+3%)	▪ Higher revenues in Distribution on the back of higher demand (+7%) ▪ Fall in output (9%) due to lower rainfall and increased maintenance work (Guavio hydro plant) ▪ Increase in capacity at Guavio hydro plant (+50 MW) due to operating enhancements at the plant (Feb 07) ▪ Strong appreciation in the Colombian peso (+14% vs. USD) ▪ Implementation of the wealth tax (€29M EBITDA)
Chile	Gen: **€258M** (-11%) Dist: **€98M** (-4%)	▪ Lower rainfall and gas restrictions from Argentina. High utilization of liquid fuels ▪ San Isidro II gas turbine (248 MW) commissioned. CCGT closure expected by 2008 ▪ "Nudo" prices raised to USD73/MWh (+6%) ▪ Construction work on Quintero LNG plant begun ▪ Construction contract for Bocamina II coal station (≈ 345 MW) contracted ▪ Acquisition of 50% of GasAtacama and sales agreement with Southern Cross. New agreement with mining companies

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Appendix: Latin America Direct stakes held by Endesa Internacional APPENDIX: LATIN AMERICA Direct 60,6% 60% Generation business Operating companies Distribution business Codensa: 27% 129 133 403 Emgesa: 25% 90 105 228 EEB: 5% N/A N/A N/A E. Brasil: 28% 304 373 878 Edesur: 6% 51 83 46 DockSud: 40% 18 18 137 Edelnor: 18% 42 47 143 Edegel: 6% 72 69 301 Piura: 48% 7 6 4 Pangue: 5% 30 7 107 % direct stake Proportional EBITDA 169 195 EBITDA 1H06 Debt June 07(*) EURM EBITDA 1H07 (*) Total Net Debt. Includes intercompany borrowings of EUR26M in Endesa Brasil; EUR61M in Dock Sud and EUR103M in Pangue

Appendix: Latin America Enersis and Endesa Chile, trading at record levels Stock market performance over last 5 years The stocks' performance underscores the track record of and favourable outlook of the Latin American subsidiaries +528% +281% Endesa Chile (ADR) Enersis (ADR) Market cap (US$M) 12,592 12,342 Close to record high Close to 6-year high Stock market rise 02 jul-03 jul-04 jul-05 jul-06 jul-07 Jul 02 Jul 03 Jul 04 Jul 05 Jul 06 Jul 07 Source: Bloomberg. Data from 19-Jul-02 to 19-Jul-07

Appendix: Latin America Significant unrealised capital gains in Latin America APPENDIX: LATIN AMERICA * Market value of Endesa’s stake in Enersis and book value for rest of portfolio (plus an estimated EUR600M in additional market value) Enersis Other stakes EURM 7,400 4,000 5,800 3,000 1,000 1,000 600 Market value 30-jun-07* Book value 30-jun-07 Latam Assets Value

Legal Information This document was made available to shareholders of Endesa, S.A.. In relation with the announced joint offer by ENEL SpA and Acciona, S.A., Endesa shareholders are urged to read the report of Endesa’s board of directors when it is filed by the Company with the Comisión Nacional del Mercado de Valores (the "CNMV"), as well as Endesa's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. Such documents and other public filings made from time to time by Endesa with the CNMV or the SEC are available without charge from the Endesa’s website at www.endesa.es, from the the CNMV’s website at www.cnmv.es and from the SEC’s website at www.sec.gov and at Endesa’s principal executive offices in Madrid, Spain. This presentation contains certain “forward-looking” statements regarding anticipated financial and operating results and statistics and other future events. These statements are not guarantees of future performance and they are subject to material risks, uncertainties, changes and other factors that may be beyond ENDESA’s control or may be difficult to predict. Forward-looking statements include, but are not limited to, information regarding: estimated future earnings; anticipated increases in wind and CCGTs generation and market share; expected increases in demand for gas and gas sourcing; management strategy and goals; estimated cost reductions; tariffs and pricing structure; estimated capital expenditures and other investments; estimated asset disposals; estimated increases in capacity and output and changes in capacity mix; repowering of capacity and macroeconomic conditions. For example, the EBITDA (gross operating profit as per ENDESA’s consolidated income statement) target for 2007-2009 included in this presentation are forward-looking statements and are based on certain assumptions which may or may not prove correct. The main assumptions on which these expectations and targets are based are related to the regulatory setting, exchange rates, divestments, increases in production and installed capacity in markets where ENDESA operates, increases in demand in these markets, assigning of production amongst different technologies, increases in costs associated with higher activity that do not exceed certain limits, electricity prices not below certain levels, the cost of CCGT plants, and the availability and cost of the gas, coal, fuel oil and emission rights necessary to run our business at the desired levels. In these statements we avail ourselves of the protection provided by the Private Securities Litigation Reform Act of 1995 of the United States of America with respect to forward-looking statements. The following important factors, in addition to those discussed elsewhere in this presentation, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements: Economic and industry conditions: significant adverse changes in the conditions of the industry, the general economy or our markets; the effect of the prevailing regulations or changes in them; tariff reductions; the impact of interest rate fluctuations; the impact of exchange rate fluctuations; natural disasters; the impact of more restrictive environmental regulations and the environmental risks inherent to our activity; potential liabilities relating to our nuclear facilities. Transaction or commercial factors: any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments. Delays in or impossibility of obtaining the pertinent permits and rezoning orders in relation to real estate assets. Delays in or impossibility of obtaining regulatory authorisation, including that related to the environment, for the construction of new facilities, repowering or improvement of existing facilities; shortage of or changes in the price of equipment, material or labour; opposition of political or ethnic groups; adverse changes of a political or regulatory nature in the countries where we or our companies operate; adverse weather conditions, natural disasters, accidents or other unforeseen events, and the impossibility of obtaining financing at what we consider satisfactory interest rates. Political/governmental factors: political conditions in Latin America; changes in Spanish, European and foreign laws, regulations and taxes. Operating factors: technical problems; changes in operating conditions and costs; capacity to execute cost-reduction plans; capacity to maintain a stable supply of coal, fuel and gas and the impact of the price fluctuations of coal, fuel and gas; acquisitions or restructuring; capacity to successfully execute a strategy of internationalisation and diversification. Competitive factors: the actions of competitors; changes in competition and pricing environments; the entry of new competitors in our markets. Further details on the factors that may cause actual results and other developments to differ significantly from the expectations implied or explicitly contained in the presentation are given in the Risk Factors section of Form 20-F filed with the SEC and in the ENDESA Share Registration Statement filed with the Comisión Nacional del Mercado de Valores (the Spanish securities regulator or the “CNMV” for its initials in Spanish). No assurance can be given that the forward-looking statements in this document will be realised. Except as may be required by applicable law, neither Endesa nor any of its affiliates intends to update these forward-looking statements.

1H 2007 results July 25, 2007 Dow Jones Sustainability Index Member 2006/2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: July 25, 2007	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations